November 10, 2016
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:     Jessica Livingston, Staff Attorney

Re:	Flagstar Bancorp, Inc. Registration Statement on Form S-4 (File No. 333-214030)
Dear Ms. Livingston:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Flagstar Bancorp, Inc. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will be declared effective at 9:30 a.m. Eastern Time on November 15 2016, or as soon as possible thereafter.
Flagstar Bancorp, Inc. hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, as they relate to the above-referenced Registration Statement. In addition, Flagstar Bancorp, Inc. hereby acknowledges that:

(1)
should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(2)
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve Flagstar Bancorp, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(3)
Flagstar Bancorp, Inc. may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Robert W. Downes of Sullivan & Cromwell LLP by telephone (+1 212 558 4312) or email (downesr@sullcrom.com) with any questions or comments regarding this filing. In addition, please inform Mr. Downes when this request for acceleration has been granted.
Sincerely,

FLAGSTAR BANCORP, INC.

By:	/s/ James K. Ciroli
Name:	James K. Ciroli
Title:	Executive Vice President and Chief Financial Officer